UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
Amendment No. 1
Under the Securities Exchange Act of 1934

UNIVERSAL AMERICAN CORP.
(Name of Issuer)

Common Stock (par value $.01 per share)	91338E101
(Title of class of securities)	(CUSIP number)

Capital Z Partners, Ltd. Capital Z Partners III Universal, GP, LP 142 West 57th Street, 3rd Floor New York, NY 10019 Attention: Mr. Craig Fisher Tel No. (212) 965-0800
(Name, address and telephone number of person authorized to receive notices and communications)

April 29, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: Capital Z Financial Services Fund II, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	13,896,417
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	13,896,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		13,896,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		17.7%
14	TYPE OF REPORTING PERSON:		PN

1	NAME OF REPORTING PERSON: Capital Z Financial Services Private Fund II, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	73,819
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	73,819
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		73,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.09%
14	TYPE OF REPORTING PERSON:		PN

1	NAME OF REPORTING PERSON: Capital Z Partners, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	13,970,236
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	13,970,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		13,970,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		17.9%
14	TYPE OF REPORTING PERSON:		PN

This page reflects beneficial ownership by Capital Z Partners, L.P. in its capacity as the general partner of Capital Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

1	NAME OF REPORTING PERSON: Capital Z Partners, Ltd.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	13,970,236
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	13,970,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		13,970,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		17.9%
14	TYPE OF REPORTING PERSON:		CO

This page reflects beneficial ownership by Capital Z Partners, Ltd. in its capacity as the general partner of Capital Z Partners, L.P., which is the general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

1	NAME OF REPORTING PERSON: Capital Z Management, LLC
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	120,264
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	120,264
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		120,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.15%
14	TYPE OF REPORTING PERSON:		OO

1	NAME OF REPORTING PERSON: Capital Z Partners III Universal, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,250,000
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		6,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		7.99%
14	TYPE OF REPORTING PERSON:		PN

1	NAME OF REPORTING PERSON: Capital Z Partners III Universal, GP, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,250,000
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		6,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		7.99%
14	TYPE OF REPORTING PERSON:		OO

This page reflects beneficial ownership by Capital Z Partners III Universal GP, L.P. in its capacity as the general partner of Capital Z Partners III Universal, L.P.

This Amendment No. 1 amends the original Schedule 13D filed on May 9, 2011, (as so amended, the “Schedule 13D”), and is filed by Capital Z Financial Services Fund II, L.P. (“Cap Z Fund II”), Capital Z Financial Services Private Fund II, L.P. (“Cap Z Private Fund II”), Capital Z Partners, L.P. (“Cap Z L.P.”), Capital Z Partners, Ltd. (“Cap Z Ltd.”), Capital Z Management, LLC (“Cap Z Management”), Capital Z Partners III Universal, L.P. (“Cap Z Universal”) and Capital Z Partners III Universal GP, LLC  (“Cap Z Universal GP”) (each a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of common stock, par value $0.01 per share (the “Common Stock”), of Universal American Corp., a Delaware corporation (formerly known as Universal American Spin Corp., previously known as Ulysses Spin Corp.) (the “Company”). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby supplementally amended as follows:

ITEM 1.           SECURITY AND ISSUER

No change.

ITEM 2.           IDENTITY AND BACKGROUND

No change.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No change.

ITEM 4.           PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety as follows:

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

On December 30, 2010, CVS, Merger Sub, and Old UAM entered into the Merger Agreement.  Pursuant to the Merger Agreement, (1) immediately prior to the Merger (as defined below), Old UAM separated all of its businesses other than its Medicare Part D Business, and transferred those businesses to the Company and its subsidiaries and (2) Merger Sub merged  with and into Old UAM (the “Merger”), with Old UAM continuing as the surviving corporation and a wholly-owned subsidiary of CVS.  Upon consummation of the Merger, the Reporting Persons received the merger consideration described in Item 3 and immediately after consummation of the Merger, Mr. Robert Spass and Mr. Christopher Wolfe were appointed to the board of directors of the Company effective as of the Closing Date.  On May 2, 2011, the Company granted to Cap Z Management, at the direction of Mr. Spass and Mr. Wolfe, options to purchase an aggregate of 66,000 Shares at an exercise price of $9.33 per Share. The options vest as follows: (i) 16,500 Shares vest on May 2, 2012; (ii) 16,500 Shares vest on May 2, 2013; (iii) 16,500 Shares vest on May 2, 2014; and (iv) 16,500 Shares vest on May 2, 2015.

As further described in the Form 8-K filed by the Company on May 5, 2011 (the “Form 8-K”), on April 26, 2011, Old UAM and UAC Holding, Inc., a wholly-owned subsidiary of Old UAM, entered into a Stock Purchase Agreement (the “Purchase Agreement”) to sell 1,600,000 shares of Series A Mandatorily Redeemable Preferred Stock to be issued by the Company, par value $0.01 per share, with a liquidation preference of $25.00 per share (the “Series A Preferred Stock”), for an aggregate purchase price of $40 million. Pursuant to the Purchase Agreement, Robert Spass purchased 48,000 shares of Series A Preferred Stock for an aggregate purchase price of $1,200,000.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives, (ii) the Company's financial condition, business, operations, competitive position, prospects and/or share price, (iii) industry, economic and/or securities markets conditions, (iv) alternative investment opportunities, and (v) other relevant factors.  Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (A) purchase or otherwise acquire additional shares of Common Stock or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), in the open market, in privately negotiated transactions or otherwise, (B) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (C) cause Company Securities to be distributed in kind to its investors, (D) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, and/or (E) encourage (including, without limitation, through their designees on the Company’s board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Company, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Company to consider or explore (i) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of the Reporting Persons may be proposed as acquirers or as a source of financing), (ii) changes to the Company’s capitalization or dividend policy, or (iii) other changes to the Company’s business or structure.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b)  The responses set forth on rows 7 through 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

As of April 29, 2011, the aggregate number of shares of Common Stock that the Reporting Persons beneficially owned was 20,340,500 shares of Common Stock, representing approximately 26% of the outstanding shares of Common Stock (based on 78,238,990 shares of Common Stock outstanding).

As of April 29, 2011, Robert Spass directly beneficially owned 156,447 shares of Common Stock, representing approximately .02% of the outstanding shares of Common Stock (based on 78,238,990 shares of Common Stock outstanding), and 48,000 shares of Series A Preferred Stock.

(c)  Except as set forth in Items 3, 4 and 5 of this Schedule 13D, the Reporting Persons and their officers and directors have not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

(d) – (e)  Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No change.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

Exhibit No.	Description
7.1	Joint Filing Agreement
7.2*	Amended and Restated Certificate of Incorporation of Universal American Spin Corp.
7.3**
Agreement and Plan of Merger, dated as of December 30, 2010, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of March 30, 2011, by and among CVS Caremark Corporation, Ulysses Merger Sub, LLC and Universal American Corp.

7.4***
Separation Agreement, dated as of December 30, 2010, as amended by that certain Amendment No. 1 to Separation Agreement, dated as of March 8, 2011, by and among CVS Caremark Corporation, Ulysses Merger Sub, LLC and Universal American Corp.

_____________________
*       Incorporated by reference to Exhibit 3.1 to Caremark Ulysses Holding Corp.’s Registration Statement on Form S-4/A, filed March 31, 2011.

**     Incorporated by reference to Annex B to Caremark Ulysses Holding Corp.’s Definitive Proxy Statement filed April 4, 2011.

***   Incorporated by reference to Exhibit 3.1 to Caremark Ulysses Holding Corp.’s Registration Statement on Form S-4/A, filed March 31, 2011.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2011

CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

By:	Capital Z Partners, L.P., its General Partner
By:	Capital Z Partners, Ltd., its General Partner

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.
By:	Capital Z Partners, L.P., its General Partner
By:	Capital Z Partners, Ltd., its General Partner

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS, L.P.
By:	Capital Z Partners, Ltd., its General Partner

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS, LTD.

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z MANAGEMENT, LLC

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS III UNIVERSAL, L.P. By: CAPITAL Z PARTNERS III UNIVERSAL GP, LLC, its General Partner

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS III UNIVERSAL GP, LLC

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel